VIA EDGAR

November 20, 2019

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549-7010

Attention: Mindy Hooker

                 Ann McConnell

RE:	Eagle Materials Inc.

Form 10-K for year ended March 31, 2019

Filed May 23, 2019

Form 8-K filed July 30, 2019

File No. 1-12984

Dear Division of Corporate Finance:

This letter will serve as our response to your letter dated November 8, 2019 in connection with your review of the Eagle Materials Inc. Form 10-K for the year ended March 31, 2019, and the Form 8-K filed July 30, 2019.

Form 10-K for the Year Ended March 31, 2019

Consolidated Financial Statements

(A) Significant Accounting Policies

Impairment or Disposal of Long-Lived and Intangible Assets, page 73

1.	We note your disclosures related to the material impairment charge you recorded during the year ended March 31, 2019. Please expand your disclosures to more fully address the following:

•	Describe the specific assets or asset groups that you tested for impairment and that were impaired;

•	Disclose the carrying values of the assets you tested for impairment and the remaining carrying values of the assets that were impaired; and

•

To the extent material, disclose and discuss the risks and uncertainties related to any reasonably possible asset impairments expected in the next 12 months. Specifically address the nature of the identifiable assets in the oil and gas proppants segment, including the nature of the material capital expenditures related to this segment incurred during the last two fiscal years.

Division of Corporate Finance

Securities and Exchange Commission

November 20, 2019

Refer to ASC 360-10-50-2, ASC 820-10-50-2, ASC 820-10-55-100, and ASC 275-10-50-8.

Company Response

On page 74 of the 2019 Form 10-K, we disclosed that impairment indicators were present within our Oil and Gas Proppants segment and then we described the asset groups that were tested for impairment and that were impaired. Specifically, for purposes of our analysis, we grouped the long-lived assets of the segment into the lowest level where cash flows are generated, which is the level of individual operating or distribution facilities. Each facility is specifically identified by location in Item 1. of the 2019 Form 10-K (starting on page 21). This disclosure specifies the number and location of our wet plants, dry plants and distribution facilities as well as the nature of the activities that occurs at each facility. Also, on page 74, we noted that impairment losses were taken to (i) property, plant and equipment, (ii) goodwill and (iii) intangible and other assets. Additionally, on pages 46 and 74, we quantified the impairment to Property, Plant and Equipment and other assets. Finally, on pages 72 and 73, we described and quantified the impairment of Goodwill and other Intangible Assets within the segment.

As reported in our December 31, 2018 Form 10-Q, the carrying value of the segment assets was $462 million, which consisted of three operating facilities, ten distribution facilities, inventory and accounts receivable (each facility as described in Item 1 of our 2019 Form 10-K beginning on Page 21). The carrying value of property, plant, and equipment at these facilities comprised approximately $420 million of the $462 million in segment assets. Because over 90 percent of the segment assets consist of property, plant, and equipment, all of which was analyzed for impairment, we believe that our disclosure of the Identifiable Assets of the Oil and Gas Proppants segment in Footnote (F) Business Segments met the requirements for disclosing the carrying values of the assets tested for impairment. In Footnote (A) (page 74), we disclosed the total impairment of property, plant, and equipment ($211 million). Footnote (F) includes the Identifiable Assets as of the beginning of the fiscal year, current year capital expenditures, current year depreciation, depletion and amortization, and Identifiable Assets at the end of the year.

Within the segment, we concluded that approximately $284 million out of the $420 million of our property, plant, and equipment was considered impaired. After the impairment charge of $211 million, the remaining carrying value of the impaired assets was approximately $73 million, which we did not consider to be material to an understanding of future impairment risk in the segment. The relevant risks to the segment were disclosed in the 2019 Form 10-K, as further discussed below.

Our Oil and Gas Proppants segment is subject to volatility given the nature of the energy markets and is significantly impacted by drilling and completion activity as well as pricing for white sand versus competing regional sand. We disclosed in the 2019 Form 10-K these risks and uncertainties related to the Oil and Gas Proppants business in Item 1A. Risk Factors. Specifically, we disclosed that the segment’s business and financial performance depends on the

Division of Corporate Finance

Securities and Exchange Commission

November 20, 2019

level of activity in the oil and natural gas industries (page 28) and that we may be adversely affected by decreases or shifts in demand for frac sand or the development of either effective alternative proppants or new processes to replace hydraulic fracturing (page 36).

Further, throughout fiscal 2019, we experienced volatility in this segment, and during each quarter updated MD&A to discuss the uncertainties related to pricing and demand and other factors impacting this business. In the March 31, 2019 Form 10-K, on page 45, we disclosed in the Market Conditions and Outlook sections of MD&A that we were engaged in a strategic review of our portfolio of businesses, and that depending on the outcome of this review, further recoverability reviews will be required which may result in future impairment charges. This business continues to experience volatility in operating results, and the business continues to be under strategic review. In future filings, we will continue to update these disclosures to reflect changes in market conditions and other factors that may affect the risk of impairment.

In fiscal 2019 and 2018, segment capital expenditures were $52 million and $57 million, respectively, as disclosed in Footnote (F), the segment footnote. These capital expenditures were primarily related to the build out of our Utica, IL operating facility, which was completed in June 2018 as disclosed in the Business section of the 2019 Form 10-K on page 21.

Form 8-K Filed on July 30, 2019

Exhibit 99.1, page 10

2.

We note your presentation of non-GAAP adjustments you use to calculate the non-GAAP financial measure, Adjusted Earnings per Diluted Share. Adding back adjustments, net of tax, is not consistent with the guidance provided in Question 102.11 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures (April 4, 2018). Please revise your future non-GAAP presentations accordingly.

Company Response

We confirm that in the future we will not include adjustments on a net of tax basis in any non-GAAP presentations. Instead, we will show income taxes as a separate adjustment and provide a clear explanation.

If you have any questions or further comments, please contact me by email at ckesler@eaglematerials.com, or by phone at (214) 432-2013.

Very truly yours,

/s/ D. Craig Kesler

D. Craig Kesler

Executive Vice President -

Finance and Administration and

Chief Financial Officer

Division of Corporate Finance

Securities and Exchange Commission

November 20, 2019

cc:	Michael Haack

James Graass

William Devlin